Exhibit 1

AMERICAN ISRAELI PAPER MILLS LTD.
Industrial Zone, Hadera, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on February 6, 2008

Dear Shareholder,

        You are cordially invited to attend the Special General Meeting of the shareholders of American Israeli Paper Mills Ltd. (the “Company”) to be held at the registered office of the Company located at Industrial Zone, Hadera, Israel on February 6, 2008, at 10:00 a.m., (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

To re- appoint Mr. Amir Makov and Ms. Ronit Blum to the Board of Directors of the Company as External Directors.

        Only the shareholders of the Company of record at the close of business on January 7, 2008 will be entitled to notice of, and to vote at, the Meeting. Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least twenty four (24) hours prior to the time of the Meeting.

        Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

By Order of the Board of Directors, Lea Katz Corporate Secretary

Hadera, Israel
January 8, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of American Israeli Paper Mills Ltd. (the “Company”) of proxies to be voted at the Special General Meeting of the shareholders of the Company to be held on February 6, 2008 at 10:00 a.m. (Israel time), at the Company’s offices located at Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof. A copy of the Notice of General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about January 8, 2008.

PROXIES; COUNTING OF VOTES

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least twenty four (24) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy. In order to be counted for voting on the proposed resolution, a shareholder must indicate whether or not the shareholder has a Personal Interest (as defined below) in the matter underlying the proposed resolution.

        Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

        The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

        Only shareholders of the Company of record at the close of business on January 7, 2008 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

Quorum and Voting Requirements

        On January 1, 2008, the Company had outstanding 5,060,774 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

        At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

        Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. If a quorum is not present within thirty minutes from the time appointed for the adjourned Meeting, the Meeting will be cancelled.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were owned beneficially, as of December 31, 2007, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group.

Name and Address:	Amount Beneficially Owned*		Percent of Class Outstanding
Principal Shareholders:

Clal Industries Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv,
Israel	1,921,861	(1)	37.98	(1)

Discount Investments Corporation Ltd. ("DIC")
3 Azrieli Center, the Triangle Tower, Tel Aviv,
Israel	1,085,761	(1)	21.45	(1)

Clal Insurance Enterprises Holdings Ltd.
37 Derech Menachem Begin, Tel-Aviv	219,318	(1)	4.33	(1)

Directors and Senior Managers

        As of December 31, 2007, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.

Directors:

Ronit Blum	**	**
Ari Bronshtein	**	**
Avi Fischer	**	**
Zvi Livnat	**	**
Amos Mar-Haim	**	**
Isaac Manor	**	**
Amir Makov	**	**
Roni Milo	**	**
Adi Rosenfeld	**	**
Avi Yehezkel	**	**
All officers and directors as a group	**	**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)	IDB Holding Corporation Ltd. (“IDBH”) holds 72.83% of the equity of and 73.16% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 71.43% of the equity of and voting power in DIC and 60.52% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

        IDBH is controlled as follows: (i) Ganden Holdings Ltd., or Ganden, which is a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, holds approximately 50.04% of the outstanding shares of IDBH (of which, approximately 12.31% of the outstanding shares of IDBH are held directly and approximately 37.73% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, which is a private company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary (Avraham Livnat Investments (2002) Ltd.), approximately 11.69% of the outstanding shares of IDBH) (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Isaac and Ruth Manor holds, directly and through a majority-owned subsidiary (Manor Investments-IDB Ltd.), approximately 11.68% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

        Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC. Isaac Manor is also director of Clal.

        In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

PROPOSAL
RE-ELECTION OF EXTERNAL DIRECTORS

        Under the Israeli Companies Law, which became effective February 1, 2000, the Company is required to have at least two external directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected by the General Meeting of Shareholders. The external directors are elected by the Company for a three-year term of office that may be extended for another three years.

        The term of office of Mr. Amir Makov and Ms. Ronit Blum who are currently external directors of the Company will expire on March 1, 2008.

        Mr. Amir Makov and Ms. Ronit Blum have been re-nominated by the Board of directors for election as external directors of the Company.

        Mr. Makov serves as the Chairman of The Israel Institute of Petroleum & Energy, as a director in the following companies: ICL Fertilizers (Dead Sea Works, Rotem Amfert), ICL Industry Products (Dead Sea Bromine Company, Dead Sea Periclase), and an external director in Wolfman Industries and Leumi Card Ltd. Mr. Makov has been serving as an external director in the Company for the last three years.

        Ms. Blum serves as Director of Association of Friends, Tel Aviv Sourasky Medical Center. Ms. Blum has been serving as an external director in the Company for the last three years.

        The external directors will be appointed by the General Meeting of Shareholders provided that one of the following will take place:

        The affirmative vote of at least the majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a Personal Interest (“Personal Interest”) (as defined below) in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        In order to be counted for voting on the this Resolution, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a Personal Interest in the matter underlying this Resolution. Shares of a shareholder who does not indicate whether or not he or she has a Personal Interest will not be voted on this Resolution.

        Under the Companies Law, a “Personal Interest” means a person’s interest in an act or transaction of a company, including an interest of such person’s relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person’s holding of shares in that company is not considered a Personal Interest.

OTHER MATTERS

        The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Hadera, Israel	LEA KATZ
January 8, 2008	Corporate Secretary